BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

August 11, 2009

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

August 11, 2009

The press release relating to this material change was distributed and filed by

Marketwire, Marketnews Publishing, Inc. and Stockwatch on August 11, 2009.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  that  it  is  featured  in  the  August  2009  issue  of  The  KonLin

Letter, an independent market letter that researches, analyzes, and recommends stocks.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 24th day of  August  , 2009.

LINUX GOLD CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S  R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. FEATURED IN THE KONLIN LETTER’S AUGUST 2009 ISSUE

For  Immediate  Release:  August  11,  2009,  Vancouver,  BC  –  Linux  Gold  Corp.  (LNXGF  -  OTCBB),

today announced that it is featured in the August 2009 issue of The KonLin Letter, an independent market letter that researches, analyzes, and recommends stocks.

"We  are  quite  pleased  with  the  analysis  The  KonLin  Letter  has  done  on  Linux  Gold  Corp.  and  of  our

company's  inclusion  in  this  month's  newsletter,”  said  John  Robertson,  President  of  Linux  Gold.    “The

analysis  highlights  many  of  our  key  investment  drivers  including  our  100%  interest  in  the  Dime  Creek property in Alaska, with gold and platinum values located in the Placer Creek, as well as our 50% interest in  30  mineral  claims  known  as  the  Fish  Creek  Prospect  located  in  the  Fairbanks  Mining  Division  in

Alaska.   We  welcome  the  interest  of  the  editors  of  The  KonLin  Letter."   For  additional  information  on  the

Konlin Letter, please visit  www.konlin.com.

The  opinions  expressed  in  "The  KonLin  Letter"  are  those  of  the  analyst  and  not  of  Linux  Gold  Corp.  The

Company   does   not   accept   responsibility   for   the   accuracy   of   any   of   the   information   or   statements

contained  in  this  report.  For  information  provided  by  Linux  Gold  Corp.  with  respect  to  its  business  and business prospects, as well as the risks associated with an investment in Linux Gold Corp.’s stock, please see  the  Company's  reports  filed  with  the  Securities  and  Exchange  Commission,  copies  of  which  are available at www.sec.gov and also on the Company website at www.linuxgoldcorp.com.

ABOUT LINUX GOLD CORP:

Linux  Gold  Corp.  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint  venture and  explore  our  gold  properties  in  Alaska.  Linux  Gold  Corp.  owns  247  State  of  Alaska  mining  claims  at

several  locations  near  Granite  Mountain  on  the  eastern  Seward  Peninsula  of  Alaska.   Linux  Gold  Corp.

also  owns  a  50%  interest  in  30  mineral  claims  known  as  the  Fish  Creek  Prospect,  located  in  the

Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned a 50% interest in the Fish Creek claims to

Teryl  Resources  Corp.  (TRC-V),  retaining  a  5%  net  smelter  return  or  may  convert  into  a  25%  working

interest.   Linux   has   also  staked  mineral   exploration   claims   covering  6,400  acres   in  the  Livengood-

Tolovana Mining District, in the State of Alaska.

ABOUT THE KONLIN LETTER:

The  KonLin  Letter  (www.konlin.com)  is  a  40-year  old  publication  that  provides  fundamental  and  technical analysis  of  individual  stocks  and  market  movements.  Considered  an  authority  on  low-priced  stocks,  The

KonLin  Letter  has consistently  been  one  of  the  leading  publications  on Wall  Street.  It  has  been  rated  one of the best performing market letters in the nation offering a unique service that each month recommends five low-priced selections, including a featured stock of the month.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Contact:

John Robertson

Daniela Viola / Makovsky + Company

800-665-4616

212-508-9676

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.